Exhibit 10.2

EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT (this "Agreement") is made by and between **EXPRESSJET HOLDINGS, INC.**, a Delaware corporation ("Company"), and **THOMAS M. HANLEY** ("Executive").

W I T N E S S E T H:

WHEREAS, Company desires to employ Executive on the terms and conditions and for the consideration hereinafter set forth and Executive desires to be employed by Company on such terms and conditions and for such consideration;

NOW THEREFORE, for and in consideration of the mutual promises, covenants and obligations contained herein, Company and Executive hereby agree as follows:

ARTICLE I: EMPLOYMENT AND DUTIES

1.1   **Employment; Effective Date**.   Company agrees to employ Executive and Executive agrees to be employed by Company, at will of both Company and Executive, pursuant to the terms and conditions of this Agreement beginning as of April 19, 2010 (the "Effective Date").

1.2   **Position**.   From and after the Effective Date, Executive shall be employed in the position of President and Chief Executive Officer of Company and Company's wholly owned subsidiary ExpressJet Airlines, Inc. and/or any successor to substantially all of the assets of ExpressJet Airlines, Inc. (ExpressJet Airlines, Inc. and any such successor shall be collectively referred to herein as "ExpressJet"), or Company shall employ, or cause a subsidiary of Company to employ, Executive in such other position or positions as the parties may mutually agree.

1.3   **Duties and Services**.   Executive agrees to serve in the positions referred to in paragraph 1.2 and to perform diligently and to the best of his abilities the duties and services appertaining to such offices as set forth in the Bylaws of Company or ExpressJet, as applicable, in effect on the Effective Date, as well as such additional duties and services appropriate to such offices which the parties mutually may agree upon from time to time. Executive shall, during the period of Executive's employment with Company, devote his full business time, energy, and best efforts to the business and affairs of Company. Executive may not engage, directly or indirectly, in any other business, investment, or activity that interferes with the performance of his duties hereunder, is contrary to the interest of Company or requires any significant portion of his business time. The foregoing notwithstanding, the parties recognize and agree that Executive may engage in passive personal investments and other business activities which do not conflict with the business and affairs of Company or interfere with Executive's performance of his duties hereunder. Executive acknowledges and agrees that Employee owes a fiduciary duty of loyalty, fidelity and allegiance to act at all times in the best interests of Company.

1.4   **Confidential Information, Inventions, Business Opportunities and Good Will**. Company shall disclose to Executive, and place Executive in a position to have access to or develop, confidential or proprietary information and inventions of Company (or its affiliates); and shall entrust Executive with business opportunities of Company (or its affiliates); and shall place Executive in a position to develop business good will on behalf of Company (or its affiliates).

ARTICLE II: AT-WILL EMPLOYMENT RELATIONSHIP

2.1   **Term**. Unless sooner terminated pursuant to other provisions hereof, Company agrees to employ Executive for a two-year period beginning on the Effective Date. Said term of employment shall be extended automatically for an additional successive one-year period as of the second anniversary of the Effective Date and thereafter as of the last day of each successive one-year period of time thereafter that this Agreement is in effect; provided, however, that if, prior to the date which is 90 days before the last day of any such term of employment, Company or Executive shall give written notice to the other that no such automatic extension shall occur, then Executive's employment shall terminate on the last day of the term of employment during which such notice is given.   The employment relationship between Executive and Company is at-will.   Each of Executive and Company shall have the right to terminate the employment relationship at any time and for any reason whatsoever, with or without cause, and without any liability or obligation except as may be expressly provided in this Agreement.

2.2   **Notice of Termination**.   If Company or Executive desires to terminate Executive's employment hereunder, it or he shall do so by giving written notice to the other party that it or he has elected to terminate Executive's employment hereunder and stating the effective date and reason for such termination, provided that no such action shall alter or amend any other provisions hereof or rights arising hereunder.   In the case of a termination of employment by Executive, the effective date of such termination specified in the written notice of termination from Executive to Company shall not be less than 90 days, respectively, from the date such written notice of termination is given, and Company may require an effective date of termination earlier than that specified in such written notice of termination (and, if such earlier effective date of termination is so required, it shall not change the basis for Executive's termination nor be construed or interpreted as a termination of employment by Company pursuant to paragraph 4.1).

ARTICLE III: COMPENSATION AND BENEFITS

3.1   **Base Salary**. During the period of this Agreement, Executive shall receive a minimum annual base salary equal to the greater of (i) $375,000.00 or (ii) such amount as Company and Executive mutually may agree upon from time to time. Executive's annual base salary shall be paid in equal installments in accordance with Company's standard policy regarding payment of compensation to executives but no less frequently than semi-monthly.

3.2   **Bonus Programs**.   Executive shall participate in each cash bonus program maintained by Company on and after the Effective Date (including without limitation any such program maintained for the year during which the Effective Date occurs) at a level which is not less than the participation level made available to similarly situated employees of the Company.

3.3 **Company Benefits**. Executive shall be entitled to no less than four weeks of vacation benefits annually. During Executive's employment hereunder, Executive and, to the extent applicable, Executive's family, dependents and beneficiaries, shall be allowed to participate in all benefits, plans, and programs, including improvements or modifications of the same, which are now, or may hereafter be, available to similarly situated employees of Company. Such benefits, plans and programs may include, without limitation, profit sharing plan, thrift plan, annual physical examinations, health insurance or health care plan, life insurance, disability insurance, pension plan, pass privileges on Continental Airlines, Inc. ("Continental") or Company flights, flight privileges and the like. Executive's participation in Company benefits are subject to a six month benefits eligibility waiting period ("Bridge Period") as set forth applicable plans and per Company policy. During the Bridge Period, Executive will be reimbursed for premium payments incurred by Executive during the Bridge Period in excess of the amount that Executive would be charged under applicable Company plans or programs (subtracting any amount that Executive would be due as a self-pay obligation under Company plans or programs) in an amount not to exceed $1000 per month for each month during the Bridge Period. Company shall not, however, by reason of this paragraph be obligated to institute, maintain, or refrain from changing, amending or discontinuing, any such benefit plan or program, so long as such changes are similarly applicable to similarly situated employees generally; provided, however, that Company shall not change, amend or discontinue Executive's Flight Privileges (as defined below) without Executive's prior written consent. Executive will be eligible to receive restricted stock and stock option grants under the equity incentive plans maintained by Company in accordance with Company and ExpressJet policy and Executive's position within Company. Company shall use reasonable efforts to provide Platinum Elite OnePass Cards (or similar highest category successor frequent flyer cards) in Executive's and Executive's spouse's names for use on the System (as defined below) and a membership for Executive and Executive's spouse in Continental's Presidents Club (or any successor program maintained in the System).

3.4 **Restricted Stock Grant**. As soon as possible after the Effective Date and upon completion of the required securities filings by Company, Executive shall be granted 300,000 shares of the Company's common stock, par value $.01 per share (the "Restricted Stock"), on the terms and conditions set forth in the ExpressJet Holdings, Inc. Stand-Alone Restricted Stock Award Agreement (the "Inducement Grant Agreement"), attached hereto as Exhibit 1, by and between Company and Executive. Executive shall be eligible to receive future grants of equity as determined by the Compensation Committee in its sole discretion.

ARTICLE IV: TERMINATION OF EMPLOYMENT

4.1 **Company's Right to Terminate**. Company, acting pursuant to an express resolution of the Board of Directors of Company (the "Board of Directors"), shall have the right to terminate Executive's employment under this Agreement at any time for any of the following reasons:

(i)   upon Executive's death;

(ii)   upon Executive's becoming incapacitated for a period of at least 180 days by accident, sickness or other circumstance which renders him mentally or physically incapable of performing the material duties and services required of him hereunder on a full-time basis during such period;

(iii)   for cause, which for purposes of this Agreement shall mean Executive's negligence or misconduct in the performance of, or Executive's abuse of alcohol or drugs rendering him unable to perform, the material duties and services required of him pursuant to this Agreement;

(iv)   for Executive's material breach of any provision of this Agreement which, if correctable, remains uncorrected for 30 days following receipt by Executive of written notice by Company of such breach; or

(v)   for any other reason whatsoever, in the sole discretion of the Board of Directors.

4.2   **Executive's Right to Terminate**. Executive shall have the right to terminate his employment under this Agreement at any time for any of the following reasons:

(i)   the assignment to Executive of duties materially inconsistent with the duties associated with the positions described in paragraph 1.2 as such duties are constituted as of the Effective Date;

(ii)   a material diminution in nature or scope of Executive's authority, responsibilities, or title from those applicable to him as of the Effective Date;

(iii)   the occurrence of material acts or conduct on the part of Company or its respective officers or representatives that prevent Executive from performing his duties and responsibilities pursuant to this Agreement;

(iv)   Company requiring Executive to be permanently based anywhere outside a major urban center in Texas;

(v)   the taking of any action by Company that would materially adversely affect the commercially reasonable corporate amenities enjoyed by Executive on the Effective Date, which, if correctable, remains uncorrected for 30 days following receipt by Company of written notice of objection by Executive; or

(vi)   a material breach by Company of any provision of this Agreement which, if correctable, remains uncorrected for 30 days following receipt by Company of written notice of such breach by Executive; or

(vii)   for any other reason whatsoever, in the sole discretion of Executive.

4.3   **Payment Obligations Absolute**.   Except as otherwise provided in this Agreement, Company's obligation to pay Executive the amounts and to make the arrangements provided in Article V shall be absolute and unconditional and shall not be affected by any circumstances, including, without limitation, any set-off, counterclaim, recoupment, defense or other right which Company (including its subsidiaries and affiliates) may have against him or anyone else.   All amounts payable by Company shall be paid without notice or demand. Executive shall not be obligated to seek other employment in mitigation of the amounts payable or arrangements made under any provision of Article V, and the obtaining of any such other employment (or the engagement in any endeavor as an independent contractor, sole proprietor, partner, joint venturer, or otherwise) shall in no event effect any reduction of Company's obligations to make (or cause to be made) the payments and arrangements required to be made under Article V.

ARTICLE V: EFFECT OF TERMINATION

5.1   **Effect on Compensation**. Upon termination of the employment relationship by either Executive or Company, regardless of the reason therefor, all compensation and all benefits to Executive hereunder shall terminate contemporaneously with termination of Executive's employment, except that:

(i)   if such termination shall constitute an Involuntary Termination prior to a Change in Control or after the date that is eighteen months after a Change in Control (as such terms are defined in paragraph 5.4), then, subject to the provisions of paragraphs 5.2, 5.3 and 5.6, (1) Company shall provide Executive with Continuation Coverage (as such term is defined in paragraph 5.4) for the Severance Period (as such term is defined in paragraph 5.4), (2) Company shall pay Executive the Monthly Severance Amount (as such term is defined in paragraph 5.4) each month during the Severance Period, (3) Company may, in the sole discretion of the Board of Directors or the Human Resources Committee of the Board of Directors of Company, pay Executive a pro rata target bonus as soon as administratively practicable after the decision to pay the pro rata target bonus is made but in no event later than two and one half months after the end of the calendar year in which the decision is made (provided, however, that this clause (3) shall not apply if Company's annual performance bonus program with respect to such calendar year is intended to constitute a "performance-based compensation" program for purposes of Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), and the regulations thereunder), and (4) Company shall provide Executive with Outplacement Services (as such term is defined in paragraph 5.4); and

(ii)   if such termination shall constitute an Involuntary Termination or a termination by Executive of Executive's employment with Company for any reason encompassed by paragraphs 4.2(i), (ii), (iii), (iv), (v), or (vi) and such termination occurs within eighteen months after a Change in Control, then, subject to the provisions of paragraphs 5.2, 5.3 and 5.6, (1) Company shall provide Executive with Continuation Coverage (as such term is defined in paragraph 5.4) for the Severance Period (as such term is defined in paragraph 5.4), (2) if such Change in Control constitutes a change in control event (as defined in Treasury regulation section 1.409A-3(i)(5)), then Company shall pay Executive on the effective date of such termination a lump-sum cash payment in an amount equal to the sum of (A) two times the Executive's base salary pursuant to paragraph 3.1 at the rate in effect immediately prior to Executive's termination of employment, plus (B) two times the amount of Executive's annual base salary pursuant to paragraph 3.1 at the rate in effect immediately prior to Executive's termination of employment, multiplied by the target rate under Company's cash bonus program in effect for the year of termination, (3) if such Change in Control does not constitute a change in control event (as defined in Treasury regulation section 1.409A-3(i)(5)), then Company shall pay Executive each month during the Severance Period an amount equal to 1/24th of the sum of the amounts described in paragraphs 5.1(ii)(2)(A) and (B), and (4) Company shall provide Executive with Outplacement Services (as such term is defined in paragraph 5.4). Notwithstanding anything contained herein, if Executive's employment with Company is terminated by reason of an Involuntary Termination and a Change in Control occurs within six months following such Involuntary Termination, then Executive shall, in lieu of the payments and benefits described in paragraph 5.1(i) above, be entitled to the payments and additional benefits described in this paragraph 5.1(ii), with such additional payments and increased benefits to be delivered as if such Involuntary Termination had occurred on the same date as, and immediately following, the Change in Control (except that paragraph 5.1(ii)(3) shall be deemed to apply instead of paragraph 5.1(ii)(2)).

(iii) Notwithstanding anything in this Agreement or any other agreement, contract and/or incentive award between Executive and Company to the contrary, if Executive's employment with Company is terminated by reason of an Involuntary Termination or a termination by Executive of Executive's employment with Company for any reason encompassed by paragraphs 4.2(i), (ii), (iii), (iv), (v), or (vi) following, a Change in Control that occurs within the first 12 months of the Effective Date of this Agreement, then Executive shall only be entitled to receive (1) the base salary set forth in paragraph 3.1(i) for the remainder of the two-year term set forth in paragraph 2.1, which will be paid as a lump sum on the 30th day following a Change in Control unless such Change in Control does not constitute a change in control event (as defined in Treasury regulation section 1.409A-3(i)(5)), in which case, Company shall pay Executive during the remainder of the two-year term in the regularly monthly salary amounts that would have been paid if Executive were still employed; and (2) the accelerated vesting of restricted shares awarded as part of the Inducement Grant, strictly in accordance with the terms of that grant.

5.2 **Limitation of Remedies**. In light of the difficulties in estimating the damages to Executive, if any, in the event Executive's employment is subject to an Involuntary Termination or any other termination of employment for which benefits are provided to Executive pursuant to paragraph 5.1, Company and Executive hereby agree (for themselves and for the express and directly enforceable benefit of Company's affiliates) that the payments and benefits, if any, to be received by Executive pursuant to paragraph 5.1 shall be received by Executive as liquidated damages and are acknowledged by Executive as the full and exclusive remedy in the event of discharge or separation of any kind whatsoever. Payment of the compensation and benefits to Executive pursuant to paragraph 5.1 shall be offset against any amounts to which Executive may otherwise be entitled under any and all severance plans and policies maintained by Company or its affiliates.

5.3 **Certain Post-Termination Obligations**. As part of the consideration for the compensation to be paid under this Agreement, to protect the trade secrets and confidential information of Company and its affiliates that have been and will in the future be disclosed or entrusted to Executive, the business opportunities of Company and its affiliates that have been and will in the future be disclosed or entrusted to Executive, the relationships with customers of Company and its affiliates that have been and will in the future be developed in Executive, the special training and knowledge relevant to Executive's employment responsibilities and duties, or the business goodwill of Company and its affiliates that has been and will in the future be developed in Executive, and as an additional incentive for Company to enter into this Agreement, Company and Executive agree to the post-termination obligations set forth in this Agreement. All payments and benefits to Executive hereunder shall be subject to Executive's compliance with the following provisions for one full year after the termination of Executive's employment hereunder:

(i) Executive shall, upon reasonable notice, furnish such information and proper assistance to Company and its affiliates as may reasonably be required in connection with any litigation in which it or any of its affiliates is, or may become, a party;

(ii) Executive will not, directly or indirectly for Executive or for others, in any geographic area or market where Company or any of its affiliates are conducting any business or have during the previous 12 months conducted such business:

(a) engage in any Competitive Business (as defined below);

(b) render advice or services to, or otherwise assist, any other person, association, or entity who is engaged, directly or indirectly, in any Competitive Business with respect to such Competitive Business; or

(c) induce any employee of Company or any affiliate of Company to terminate his or her employment with Company or such affiliate, or hire or assist in the hiring of any such employee by any person, association, or entity not affiliated with Company;

(iii) any public statements made by Executive concerning Company or its affiliates, or their officers, directors, or employees shall be submitted in writing for prior approval by Company's public relations and legal departments, and Executive shall not make any such public statements which are not so approved; and

(iv) upon termination of employment, Executive shall (a) promptly return to Company all property (including all keys, passes, credit cards, documents, memoranda and computer hardware and software) of Company or any of its affiliates or Continental then in his possession or control, and (b) in the same manner as if he were still employed by Company, hold in confidence, and not disclose to any person, all business plans, trade secrets, and confidential or proprietary information of Company or any of its affiliates, and shall not use any such plans, secrets or information in a manner which is detrimental to Company or its affiliates.

For purposes of this paragraph 5.3, the term "Competitive Business" shall mean the business of owning, acquiring, establishing, operating, and maintaining a regional airline in the United States. Notwithstanding the foregoing, the noncompetition obligations set forth in this paragraph shall not be considered violated if Executive becomes an employee, officer, consultant, advisor, or member of the board of directors of a major, mainline airline; provided however, that, if such airline also engages in a Competitive Business, then this exception shall apply only if Executive's primary duties, and the principal portion of Executive's working time, are related to the business of such airline other than the Competitive Business.

If Executive fails to comply with the above obligations, Company may cease making any and all payments hereunder, and Company and Company's affiliates may cease extending benefits to Executive and may recover by appropriate action instituted in any court of competent jurisdiction any severance payments theretofore paid to Executive. Executive agrees that the obligations of Executive contained in this paragraph 5.3 are in addition to any rights Company or Company's affiliates may have in law or at equity, and that it is not possible to measure in money the damages which may be suffered by Company or Company's affiliates if Executive breaches any of the provisions of this paragraph 5.3. Therefore, if Executive breaches any of the provisions of this paragraph 5.3, each of Company and Company's affiliates shall be entitled to an injunction restraining Executive from violating such provisions. If Company or any affiliate of Company shall institute any action or proceeding to enforce any such obligations, Executive hereby irrevocably waives the claim or defense that Company or an affiliate of Company has an adequate remedy at law and agrees not to assert in any such action or proceeding such claim or defense. The foregoing shall not prejudice Company's or any of its affiliates' right to require Executive to account for and pay over to Company or a Company affiliate, and Executive agrees to account for and pay over, the compensation, profits, monies, accruals and other benefits derived or received by Executive as a result of any transaction or occurrence constituting a breach of this paragraph 5.3. The duration of the obligations of Executive under this paragraph 5.3 shall be extended by and for the term of any period during which Executive is in breach of this paragraph 5.3.

Company and Executive agree that the foregoing restrictions are reasonable under the circumstances and that any breach of the covenants contained in this paragraph 5.3 would cause irreparable injury to Company. Executive understands that the foregoing restrictions may limit Executive's ability to engage in certain businesses anywhere in the United States during the period provided for above, but acknowledges that Executive will receive sufficiently high remuneration and other benefits under this Agreement to justify such restriction. Further, Executive acknowledges that his skills are such that he can be gainfully employed in non-competitive employment, and that the agreement not to compete will in no way prevent him from earning a living; however, in the event that Executive is unable to gain replacement employment, he acknowledges that he accepted the provisions of this Agreement with the knowledge that a period of unemployment was a possibility. Nevertheless, if any of the aforesaid restrictions are found by a court of competent jurisdiction to be unreasonable, or overly broad as to geographic area or time, or otherwise unenforceable, the parties intend for the restrictions therein set forth to be modified by the court making such determination so as to be reasonable and enforceable and, as so modified, to be fully enforced. By agreeing to this contractual modification prospectively at this time, Company and Executive intend to make this provision enforceable under the law or laws of all applicable states so that the entire agreement not to compete and this Agreement as prospectively modified shall remain in full force and effect and shall not be rendered void or illegal. Such modification shall not affect the payments made to Executive under this Agreement.

Executive will be reimbursed for legal fees in connection with his attorney's review of this provision, as well as the other provisions of the Agreement in the amount of $2500.

5.4   **Certain Definitions and Additional Terms**. As used herein, the following capitalized terms shall have the meanings assigned below:

(i)   "Change in Control" shall have the meaning assigned to such term in Company's 2002 Stock Incentive Plan as in effect on the Effective Date; provided, however, that in any circumstance in which the foregoing definition would be operative and with respect to which the tax under Section 409A of the Code would apply or be imposed, but where such tax would not apply or be imposed if the meaning of the term "Change in Control" met the requirements of Section 409A(a)(2)(A)(v) of the Code, then the term "Change in Control" herein shall mean, but only for the transaction so affected, a "change in control event" within the meaning of Treasury regulation section 1.409A–3(i)(5);

(ii)   "Continuation Coverage" shall mean that during the portion, if any, of the Severance Period that Executive elects to continue coverage for Executive and Executive's eligible dependents under the Company's group medical, dental and vision plans under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, and/or Sections 601 through 608 of the Employee Retirement Income Security Act of 1974, as amended, the Company shall promptly reimburse Executive on a monthly basis for the difference, if any, between (1) the amount Executive pays to effect and continue such coverage and (2) the amount charged to a similarly situated active employee of the Company for similar coverage. To the extent necessary to comply with Section 409A of the Code, in the event Executive is a "specified employee" (as defined in Treasury regulation section 1.409A-1(i)), such reimbursement shall commence on the first day of the seventh month following Executive's "separation from service" (as defined in Section 409A(a)(2)(A)(i) and applicable administrative guidance issued thereunder) and, on such first day of such seventh month, Company shall reimburse Executive for all amounts that would have otherwise been reimbursed pursuant to this paragraph but for the delay in such reimbursement required pursuant to this sentence;

(iii)   "Flight Privileges" shall mean flight privileges on each airline operated by Company, ExpressJet, Continental or any of their respective affiliates or any successor or successors thereto (the "System"), consisting of space available flight passes for

Executive and Executive's eligible family members (as such eligibility was in effect on November 1, 2007), a Universal Air Travel Plan (UATP) card (or, in the event of discontinuance of the UATP program, a similar charge card permitting the purchase of air travel through direct billing to Company, Continental, ExpressJet or any successor or successors thereto (a "Similar Card")) in Executive's name for charging on an annual, calendar-year basis up to the applicable Annual Travel Limit (as hereinafter defined) with respect to such year in value (valued identically to the calculation of imputed income resulting from such flight privileges described below) of flights (in any fare class) on the System for Executive, Executive's spouse, Executive's family and significant others as determined by Executive, and payment by Company to Executive (while an officer of Company) of an annual, calendar-year amount (not to exceed in any year the Annual Imputed Income Payment (as hereinafter defined) with respect to such year) sufficient to pay, on an after-tax basis (i.e., after the payment by Executive of all taxes on such amount), the U.S. federal, state and local income taxes on imputed income resulting from such flights (such imputed income to be calculated during the term of such Flight Privileges at the lowest published or unpublished fare (i.e., 21-day advance purchase coach fare, lowest negotiated consolidator net fare, or other lowest available fare) for the applicable itinerary (or similar flights on or around the date of such flight), regardless of the actual fare class booked or flown, or as otherwise required by law), or such other valuation methodology as may be adopted by Company or Continental with respect to their valuation of UATP benefits generally or resulting from any other flight privileges extended to Executive as a result of Executive's service as an officer of Company; provided, however, that the term "Flight Privileges" shall not include (A) space-available flight passes on Continental or any airline operated by Continental or any successor or successors thereto after the first to occur of (1) the date Executive's employment with Company and its affiliates terminates for any reason whatsoever or (2) the Exclusivity Ending Date (as such term is defined in that certain Employee Benefits Separation Agreement by and among Continental, Company, ExpressJet, and XJT Holdings, Inc. dated as of April 17, 2002), or (B) a UATP card (or Similar Card) issued by or used to charge flights on Continental or any airline operated by Continental or any successor or successors thereto after the first to occur of (1) the date Executive's employment with Company and its affiliates terminates for any reason whatsoever or (2) the last day of the Capacity Purchase Period (as such term is defined in such Employee Benefits Separation Agreement);

(iv)   "Involuntary Termination" shall mean any termination by Company of Executive's employment with Company for any reason other than those reasons encompassed by paragraphs 4.1(i), (ii), (iii) or (iv). Non-renewal of this Agreement at the end of a term pursuant to Section 2.1 shall not constitute an Involuntary Termination or give rise to Executive's right to any severance amount or severance benefits under this Agreement;

(v)   "Monthly Severance Amount" shall mean an amount equal to one-twelfth of Executive's annual base salary pursuant to paragraph 3.1 in effect immediately prior to the termination of Executive's employment;

(vi) "Outplacement Services" shall mean commercially reasonable outplacement services whereby the Company receives a substantial business benefit by promoting a positive corporate image and maintaining corporate morale, at Company's cost and for a period of twelve months beginning on the date of Executive's termination of employment, to be rendered by an agency selected by Executive and approved by the Board of Directors or the Human Resources Committee of the Board of Directors of Company (with such approval not to be unreasonably withheld); and

(vii) "Severance Period" shall mean the period commencing on the date of Executive's termination of employment and continuing for twenty-four months; provided, however, that for purposes of providing Continuation Coverage under paragraph 5.1, the "Severance Period" shall mean the period commencing on the date of Executive's termination of employment and continuing until the earlier of (1) the date that is twenty-four months after the date of Executive's termination of employment or (2) the date upon which Executive ceases to be eligible to receive continuation coverage under the Company's plans pursuant to the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, and/or Sections 601 through 608 of the Employee Retirement Income Security Act of 1974, as amended.

As used for purposes of Flight Privileges, with respect to any year, "Annual Travel Limit" shall mean an amount (initially $50,000) granted annually (on a calendar-year basis and effective January 1 of each year) by Company to Executive (such amount to be the same as that granted annually to officers of Continental who are Vice Presidents of Continental).

As used for purposes of Flight Privileges, with respect to any year, the term "Annual Imputed Income Payment" shall mean an amount (initially $50,000) granted annually (on a calendar-year basis and effective January 1 of each year) by Company to Executive (such amount to be the same for each officer of Company within an officer category and no less than the amount granted with respect to Executive for the flight benefits program year 2010), which amount shall be adjusted automatically upon any change in the valuation methodology used to determine imputed income from flights (as compared with the valuation methodology for imputed income from flights used by Company as of November 1, 2010), so as to preserve the benefit of up to $15,000.00 annually paid by Company to negate the impact of imputed income relative to the valuations resulting from the valuation methodology used by Company as of November 1, 2010 (e.g., if a change in the valuation methodology results, on average, in flights being valued 15% higher than the valuation that would result using the valuation methodology used by Company as of November 1, 2010, then the Annual Imputed Income Payment would be increased by 15%. In determining any adjustment, Company shall be entitled to rely on a good faith calculation performed by its independent auditors based on a statistically significant random sampling of flight valuations compared with the applicable prior valuations of identical flights, which calculation may be provided to Executive upon request. Company will promptly notify Executive in writing of any adjustments to the Imputed Income Payment described in this paragraph. Subject to the Annual Imputed Income Payment, the amount to be paid annually to Executive to negate the impact of imputed income shall be paid no later than January 31 of the calendar year following the calendar year for which it was awarded. Any portion of the Imputed Income Payment that remains unused at the end of the calendar year for which it was awarded shall expire and be of no further use or value. In the event Executive's Flight Privileges no longer extend to airlines operated by Continental or its affiliates, the Annual Travel Limit and the Imputed Income Payment, as defined above and as the same may have been adjusted prior to such time as contemplated herein, shall each be reduced by 50 percent and shall thereafter continue in effect and shall be adjusted from time to time as contemplated in the foregoing paragraphs.

As used for purposes of tax reporting of Flight Privileges, a year may consist of twelve consecutive months other than a calendar year, it being Company's practice as of the date hereof for purposes of the tax reporting of Flight Privileges to calculate taxable amounts for a calendar year based on the fiscal period commencing on November 1 and ending on the following October 31 (for example, Flight Privileges used (i.e. "flown") during the twelve-month period from November 1, 2009 to October 31, 2010 are reported as a taxable benefit for year 2010).

As used for purposes of Flight Privileges, the term "affiliates" when used with respect to Company, means any entity controlled by, controlling, or under common control with Company. For these purposes control of an entity shall require the direct or indirect ownership of a majority of the outstanding capital stock or other voting interests of such entity. For purposes of Flight Privileges, however, Continental and Company shall not be deemed affiliates.

No tickets issued on the System in connection with the Flight Privileges may be purchased other than directly from Company, Continental, ExpressJet or their respective successor or successors (i.e., no travel agent or other fee or commission based distributor may be used), nor may any such tickets be sold or transferred by Executive or any other person, nor may any such tickets be used by any person other than the person in whose name the ticket is issued. Executive agrees that, after receipt of an invoice or other accounting statement therefor, he will promptly (and in any event within 45 days after receipt of such invoice or other accounting statement) reimburse Company, Continental or ExpressJet, as appropriate, for all charges on his UATP card (or Similar Card) that are not for flights on the System and that are not otherwise reimbursable to Executive under the applicable policies of Company for reimbursement of business expenses of officers of Company, or which are for tickets in excess of the applicable Annual Travel Limit. Executive agrees that the credit availability under Executive's UATP card (or Similar Card) may be suspended if Executive does not timely reimburse Company, Continental or ExpressJet, as appropriate, as described in the foregoing sentence or if Executive exceeds the applicable Annual Travel Limit with respect to a year; provided, that, immediately upon Company's, Continental's or ExpressJet's, as appropriate, receipt of Executive's reimbursement in full (or, in the case of exceeding the applicable Annual Travel Limit, beginning the next following year and after such reimbursement), the credit availability under Executive's UATP card (or Similar Card) will be restored.

The sole cost to Executive of flights on the System pursuant to use of Executive's Flight Privileges will be the imputed income with respect to flights on the System charged on Executive's UATP card (or Similar Card), calculated throughout the term of Executive's Flight Privileges at the lowest published or unpublished fare (i.e., 21-day advance purchase coach fare, lowest negotiated consolidator net fare or other lowest available fare) for the applicable itinerary (or similar flights on or around the date of such flight), regardless of the actual fare class booked or flown, or as otherwise required by law, and reported to Executive as required by applicable law. With respect to any period for which Company is obligated to provide the Annual Imputed Income Payment described above, Executive will provide to Company, upon request, a calculation or other evidence of Executive's marginal tax rate sufficient to permit Company to calculate accurately the amount to be paid to Executive.

Executive will be issued a UATP card (or Similar Card) and an appropriate flight pass identification card, each valid at all times during the term of Executive's Flight Privileges. Flight Privileges are intended to be used solely for personal reasons and may not be used for business purposes. Accordingly, notwithstanding any provision herein to the contrary, credit availability on Executive's UATP card (or any Similar Card) may be suspended, and Executive's UATP card (or any Similar Card) may be revoked or cancelled, if Executive's UATP card (or any Similar Card) is used for business purposes (other than business on behalf of Company) and, after receiving written notice from the Company to cease such usage, Executive again uses his UATP card (or any Similar Card) for any business purpose (other than business on behalf of Company). The parties agree that the Company's and ExpressJet's obligations regarding Flight Privileges extend to the System.

5.5　　**Code Section 280G Provisions**. Notwithstanding any other provision of this Agreement, if by reason of Section 280G of the Code any payment or benefit received or to be received by Executive in connection with a Change in Control or the termination of Executive's employment (whether payable pursuant to the terms of this Agreement ("Contract Payments") or any other plan, arrangements or agreement with Company or an Affiliate (as defined below) (collectively with the Contract Payments, "Total Payments")) would not be deductible (in whole or part) by Company, an Affiliate or other person making such payment or providing such benefit, then the Contract Payments shall be reduced (to zero if necessary) until no portion of the Total Payments is not deductible by reason of Section 280G of the Code; provided, however, that no such reduction shall be made unless the net after-tax benefit to Executive shall, after such reduction, exceed the net after-tax benefit received by Executive if no such reduction had been made and provided that if any reduction is required, the Contract Payments (that constitute "parachute payments" within the meaning of Section 280G of the Code) shall be reduced by the Company in its reasonable discretion in the following order: (A) reduction of any cash severance payments otherwise payable to the Executive that are exempt from Section 409A of the Code, (B) reduction of any other cash payments or benefits otherwise payable to the Executive that are exempt from Section 409A of the Code, but excluding any payment attributable to the acceleration of vesting or payment with respect to any stock option or other equity award with respect to the Company's Common Stock that are exempt from Section 409A of the Code, (C) reduction of any other payments or benefits otherwise payable to the Executive on a pro-rata basis or such other manner that complies with Section 409A of the Code, but excluding any payment attributable to the acceleration of vesting and payment with respect to any stock option or other equity award with respect to the Company's Common Stock that are exempt from Section 409A of the Code, and (D) reduction of any payments attributable to the acceleration of vesting or payment with respect to any stock option or other equity award with respect to the Company's Common Stock that are exempt from Section 409A of the Code. The foregoing determination and all determinations under this paragraph 5.5 shall be made by the Accountants (as defined below). For purposes of this paragraph, "net after-tax benefit" shall mean (i) the

Total Payments that would constitute "parachute payments" within the meaning of Section 280G of the Code, less (ii) the amount of all federal, state and local income taxes payable with respect to such payments calculated at the maximum marginal income tax rate for each year in which the foregoing shall be paid to Executive (based on the rate in effect for such year as set forth in the Code as in effect at the time of the first payment of the foregoing), less (iii) the amount of excise taxes imposed with respect to the payments and benefits described in (i) above by Section 4999 of the Code. For purposes of the foregoing determinations, (a) no portion of the Total Payments the receipt or enjoyment of which Executive shall have effectively waived in writing prior to the date of payment of a severance benefit to Executive hereunder shall be taken into account; (b) no portion of the Total Payments shall be taken into account which in the opinion of the Accountants does not constitute a "parachute payment" within the meaning of Section 280G(b)(2) of the Code (without regard to subsection (A)(ii) thereof); (c) the Contract Payments shall be reduced only to the extent necessary so that the Total Payments in their entirety constitute reasonable compensation for services actually rendered within the meaning of Section 280G(b)(4) of the Code, in the opinion of the Accountants; and (d) the value of any non-cash benefit or any deferred payment or benefit included in the Total Payments shall be determined by the Accountants in accordance with the principles of Sections 280G(d)(3) and (4) of the Code. For purposes of this paragraph 5.5, the term "Affiliate" means Company's successors, any person whose actions result in a Change in Control or any corporation affiliated (or which, as a result of the completion of the transactions causing a Change in Control shall become affiliated) with Company within the meaning of Section 1504 of the Code and "Accountants" shall mean Company's independent certified public accountants serving immediately prior to the Change in Control, unless the Accountants are also serving as accountant or auditor for the individual, entity or group effecting the Change in Control, in which case Company shall appoint another nationally recognized public accounting firm to make the determinations required hereunder (which accounting firm shall then be referred to as the Accountants hereunder). For purposes of making the determinations and calculations required herein, the Accountants may make reasonable assumptions and approximations concerning applicable taxes and may rely on reasonable, good faith interpretations concerning the application of Sections 280G and 4999 of the Code, provided that the Accountant's determinations must be made on the basis of "substantial authority" (within the meaning of Section 6662 of the Code). All fees and expenses of the Accountants shall be borne solely by Company.

5.6   **Code Section 409A Provisions**. Notwithstanding any other provision of this Agreement, the following provisions shall apply:

(i)   Executive shall be considered to have terminated employment with Company only when Executive incurs a "separation from service" with respect to Company within the meaning of Section 409A(a)(2)(A)(i) of the Code and applicable administrative guidance issued thereunder;

(ii)   to the extent that Executive is a specified employee, as defined in Treasury regulation section 1.409A-1(i), and any stock of Company or of any affiliate is publicly traded on an established securities market or otherwise, no payment or benefit that is subject to Section 409A of the Code shall be made under this Agreement on account of Executive's separation from service with Company within the meaning of Section

409A(a)(2)(A)(i) of the Code before the date that is the first day of the seventh month beginning after the date of Executive's separation from service (or, if earlier, the date of death of Executive or any other date permitted under Section 409A of the Code). The foregoing delay shall not apply to any payment or benefit hereunder if, pursuant to Treasury regulation section 1.409A-1(b)(9)(iii), such payment or benefit to be received by Executive hereunder due to an involuntary separation from service does not exceed two times the lesser of (1) Executive's annualized compensation based upon Executive's annual rate of pay for services during the taxable year of Executive preceding the year in which the termination of employment occurs (adjusted for any increase during that year that was expected to continue indefinitely had no termination of employment occurred) or (2) the maximum amount that may be taken into account under a qualified plan pursuant to Section 401(a)(17) of the Code for the year in which Executive has a separation from service, and that is paid no later than the last day of the second year following the year in which the separation from service occurs;

      (iii)   to the extent that any reimbursement is received or to be received by Executive, such reimbursements shall be administered consistent with the following additional requirements as set forth in Treasury regulation section 1.409A-3(i)(1)(iv): (1) Executive's eligibility for benefits in one taxable year will not affect Executive's eligibility for benefits in any other taxable year, (2) any reimbursement of eligible expenses will be made on or before the last day of the taxable year following the taxable year in which the expense was incurred, and (3) Executive's right to benefits is not subject to liquidation or exchange for another benefit; and

      (iv)   to the extent that any payment or benefit to be received by Executive hereunder is to be offset hereunder (by way of example, pursuant to paragraph 5.1 whereby the Company may set off any amounts owed by Executive to Company against any obligation to pay the Monthly Severance Amount), such offset may occur only if it would not result in an impermissible acceleration or deferral under Section 409A of the Code.

ARTICLE VI: MISCELLANEOUS

6.1   **Notices**. For purposes of this Agreement, notices and all other communications provided for herein shall be in writing and shall be deemed to have been duly given when personally delivered or when mailed by United States registered or certified mail, return receipt requested, postage prepaid, addressed as follows:

If to Company to:	ExpressJet Airlines, Inc.
	700 N. Sam Houston Parkway West, Suite 200
	Houston, Texas 77067
	Attention: General Counsel
If to Executive to:	Boardwalk Town Center
	2207 Riva Row, #3216
	The Woodlands, TX 77380

or to such other address as either party may furnish to the other in writing in accordance herewith, except that notices of changes of address shall be effective only upon receipt.

6.2   **Applicable Law. This contract is entered into under, and shall be governed for all purposes by, the laws of the state of Texas.**

6.3   **No Waiver**. No failure by either party hereto at any time to give notice of any breach by the other party of, or to require compliance with, any condition or provision of this Agreement shall be deemed a waiver of similar or dissimilar provisions or conditions at the same or at any prior or subsequent time.

6.4   **Severability**. If a court of competent jurisdiction determines that any provision of this Agreement is invalid or unenforceable, then the invalidity or unenforceability of that provision shall not affect the validity or enforceability of any other provision of this Agreement, and all other provisions shall remain in full force and effect.

6.5   **Counterparts**. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which together will constitute one and the same agreement.

6.6   **Withholding of Taxes and Other Employee Deductions**. Company and its affiliates may withhold from any benefits and payment made pursuant to this Agreement all federal, state, city and other taxes as may be required pursuant to any law or governmental regulation or ruling and all other normal employee deductions made with respect to Company's employees generally.

6.7   **Headings; Affiliates**. The paragraph headings have been inserted for purposes of convenience and shall not be used for interpretive purposes. Except as otherwise provided herein, for purposes of this Agreement, the term "affiliate," as applied to an entity (the "First Entity"), means an entity who directly, or indirectly through one or more intermediaries, is controlled by, is controlling, or is under common control with the First Entity.

6.8   **Gender and Plurals**. Wherever the context so requires, the masculine gender includes the feminine or neuter, and the singular number includes the plural and conversely.

6.9   **Successors**. This Agreement shall be binding upon and inure to the benefit of Company and its successors, and in each case "successor" shall include, without limitation, any person, association, or entity which may hereafter acquire or succeed to all or substantially all of the business or assets of Company by any means whether direct or indirect, by purchase, merger, consolidation, or otherwise. Except as provided in the preceding sentence and in paragraph 1.2, this Agreement, and the rights and obligations of the parties hereunder, are personal and neither this Agreement, nor any right, benefit or obligation of any party hereto, shall be subject to voluntary or involuntary assignment, alienation or transfer, whether by operation of law or otherwise, without the prior written consent of the other party.

6.10 **Effect of Termination**. Termination of the employment relationship under this Agreement shall not affect any right or obligation of any party which is accrued or vested prior to or upon such termination.

6.11 **Entire Agreement**. Except as provided in (i) the benefits, plans, and programs referenced in paragraph 3.3 and any awards under Company's stock incentive plans, management bonus programs or similar plans or programs adopted by Company or ExpressJet after the Effective Date and (ii) separate agreements (if any) governing Executive's Flight Privileges relating to other airlines, this Agreement, as of the Effective Date, will constitute the entire agreement of the parties with regard to the subject matter hereof, and will contain all the covenants, promises, representations, warranties and agreements between the parties with respect to employment of Executive by Company. Any modification of this Agreement shall be effective only if it is in writing and signed by the party to be charged.

6.12 **Deemed Resignations**. Any termination of Executive's employment shall constitute an automatic resignation of Executive as an officer of Company, ExpressJet and each affiliate of Company and ExpressJet, and an automatic resignation of Executive from the Board of Directors (if applicable) and from the board of directors of ExpressJet and of any affiliates of Company or ExpressJet and from the board of directors or similar governing body of any corporation, limited liability company or other entity in which Company, ExpressJet or any affiliate holds an equity interest and with respect to which board or similar governing body Executive serves as Company's, ExpressJet's or such affiliate's designee or other representative.

[Signatures begin on the following page.]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the __15__ day of __April_____, 2010, to be effective as of the Effective Date.


ExpressJet Holdings, Inc.

By:____/s/ T. Patrick Kelly_____
Patrick Kelly, Interim CEO

"Executive"

/s/ Thomas M. Hanley_____
Thomas M. Hanley


EXHIBIT 1

EXPRESSJET HOLDINGS, INC.
STAND-ALONE RESTRICTED STOCK AWARD AGREEMENT

As a material inducement for Thomas M. Hanley ("Executive") to enter into the employment agreement dated April 19, 2010 (the "Employment Agreement"), by and between ExpressJet Holdings, Inc., a Delaware corporation (the "Company") and Executive, the Compensation Committee of the Company's Board of Directors (the "Committee") hereby grants Executive the right to acquire restricted common stock of the Company (the "Award") from its treasury, subject to the terms and conditions of this Stand-Alone Restricted Stock Award Agreement (the "Agreement"). Unless otherwise indicated, all terms used in this Agreement shall have the meaning as defined in Section 10. The principle features of the Award are as follows:

Address of Executive:	Boardwalk Town Center
	2207 Riva Row, #3216
	The Woodlands, TX 77380

Date of Grant:	_____, 2010
Vesting Commencement Date:	April 19, 2010
Number of Covered Shares:	300,000

1.   Vesting Schedule and Risk of Forfeiture.

(a)   Vesting Schedule. Subject to Executive's continuous employment with the Company or any Affiliate as its President and Chief Executive Officer, the Covered Shares shall vest over a four-year period in accordance with the following schedule (the "Vesting Schedule"):

Vesting Date	Nonforfeitable Percentage
1st anniversary of the Vesting Commencement Date	10% shall vest
2nd anniversary of the Vesting Commencement Date	10% shall vest, combined total of 20% vested
3rd anniversary of the Vesting Commencement Date	20% shall vest, combined total of 40% vested
4th anniversary of the Vesting Commencement Date	60% shall vest, combined total of 100% vested

Additionally, the Vesting Schedule shall be accelerated in the following two circumstances:

(i)   The Vesting Schedule for the Covered Shares shall accelerate such that the nonforfeitable percentage, when added to any previously vested percentages of Covered Shares subject to this Award, shall equal fifty percent (50%) of the Covered Shares (in other words, 150,000 Covered Shares shall become vested), but only if the Company provides Executive with notice, per the terms of Section 2.1 of the Employment Agreement, that Executive's term (the "Term") will not be extended. Notwithstanding the foregoing, this Section 1(a)(i) shall apply only if Executive is continuously employed with the Company through the last day of such Term.

(ii)   The Vesting Schedule for the Covered Shares shall accelerate on a sliding scale in accordance with the following schedule if there is both: (i) a Change in Control of the Company, and (ii) within twelve (12) months following consummation of such Change in Control Executive's employment with the Company is terminated by reason of an "Involuntary Termination" (as defined in Executive's Employment Agreement) or for any reason encompassed by paragraphs 4.2(i) through (vi) of Executive's Employment Agreement.

Date Change in Control Consummated	Nonforfeitable Percentage Accelerated
Within 90 days from the Date of Grant	10%
More than 90 days but less than 181 days from the Date of Grant	20%
More than 180 days but less than 271 days from the Date of Grant	30%
More than 270 days but less than 366 days from the Date of Grant	40%
More than 365 days but less than 546 days from the Date of Grant	50%
More than 545 days but less than 730 days from the Date of Grant	75%
730 days or more from the Date of Grant	100%

(b)   Risk of Forfeiture. The Covered Shares shall be subject to a risk of forfeiture until such time the risk of forfeiture lapses in accordance with the Vesting Schedule. All or any portion of the Covered Shares subject to a risk of forfeiture shall automatically be forfeited and immediately returned to the Company if Executive's continuous employment with the Company as its President and Chief Executive Officer is terminated for any reason.

2.   Transfer Restrictions. The Covered Shares issued to Executive hereunder may not be sold, transferred by gift, pledged, hypothecated, or otherwise transferred or disposed of by Executive (other than by will or by the laws of descent or distribution) prior to the date when the Covered Shares become vested pursuant to the Vesting Schedule. Any attempt to transfer Covered Shares in violation of this Section 2 shall be null and void and shall be disregarded. The terms of this Agreement shall be binding upon the executors, administrators, heirs, successors and assigns of Executive.

3.   Escrow of Covered Shares. For purposes of facilitating the enforcement of the provisions of this Agreement, Executive hereby agrees, immediately upon receipt of the certificate(s) for the unvested Covered Shares, to deliver the certificate(s), together with an Assignment Separate from Certificate in the form attached to this Agreement as Exhibit A executed by Executive, in blank, to the Secretary of the Company, or any other person designated by the Company as escrow agent, as its attorney-in-fact to hold the certificate(s) and Assignment Separate from Certificate in escrow and to take all such actions and to effectuate all such transfers and releases as are in accordance with the terms of the this Agreement. Executive hereby acknowledges that the Secretary of the Company, or the Secretary's designee, is so appointed as the escrow holder with the foregoing authorities as a material inducement to enter into this Agreement and that the appointment is coupled with an interest and is accordingly irrevocable. The unvested Covered Shares and Assignment Separate from Certificate shall be held by the Secretary or the Secretary's designee, in escrow, pursuant to the Joint Escrow Instructions of the Company and Executive in the form attached hereto as Exhibit B until the unvested Covered Shares are vested, or until such time as this Agreement is no longer in effect. Upon vesting of the unvested Covered Shares, the escrow agent shall promptly deliver to

Executive the certificate or certificates representing the Covered Shares in the escrow agent's possession belonging to Executive, and the escrow agent shall be discharged of all further obligations hereunder; provided, however, that the escrow agent shall nevertheless retain the certificate or certificates as escrow agent if so required pursuant to other restrictions imposed pursuant to this Agreement. Executive agrees that if the Secretary of the Company, or the Secretary's designee, resigns as escrow holder for any or no reason, the Committee shall have the power to appoint a successor to serve as escrow holder pursuant to the terms of this Agreement.

The Company, the Secretary or other designee shall not be liable for any act it may do or omit to do with respect to holding the Covered Shares in escrow and while acting in good faith and in the exercise of its judgment. The escrow holder may rely upon any letter, notice or other document executed by any signature purported to be genuine and may resign at any time.

4.   Additional Securities.   Any securities or cash received as the result of an adjustment provided for in Section 12 (the "Additional Securities") shall be retained in escrow in the same manner and subject to the same conditions and restrictions as the Covered Shares with respect to which they were issued, including the Vesting Schedule and risk of forfeiture provisions. If the Additional Securities consist of a convertible security, Executive may exercise any conversion right, and any securities so acquired shall constitute Additional Securities. In the event of any change in certificates evidencing the Company's common stock or the Additional Securities by reason of any adjustment under Section 12 or a Change in Control, the escrow holder is authorized to deliver to the issuer the certificates evidencing the Shares or Additional Securities in exchange for the certificates of the replacement securities.

5.   Distributions.   The Company shall disburse to Executive all regular cash dividends with respect to the Covered Shares and Additional Securities, whether vested or otherwise, less the amount to satisfy any applicable withholding obligations.

6.   Taxes.   Executive hereby acknowledges and understands that he may suffer adverse tax consequences as a result of his receipt of (or purchase of), vesting in, or disposition of, the Covered Shares. Executive hereby represents that he has consulted with any tax consultants Executive deems advisable in connection with the purchase, vesting, or disposition of the Covered Shares and that Executive is not relying on the Company for any tax advice. In the event the Company determines that it has a tax withholding obligation in connection with Executive's purchase of, vesting in, or disposition of, the Covered Shares, Executive agrees to make appropriate arrangements with the Company or Affiliate for the satisfaction of such withholding. Executive consents to the Company or Affiliate satisfying any withholding obligation by withholding from other compensation due to Executive in the event such satisfactory arrangements are not made.

(a)   Representations.   Executive has reviewed with his own tax advisors the tax consequences of this investment and the transactions contemplated by this Agreement, including any U.S. federal, state and local tax laws, and any other applicable taxing jurisdiction. Executive is relying solely on such advisors and not on any statements or representations of the

Company or any of its agents. Executive hereby acknowledges and understands that he (and not the Company) shall be responsible for his or her own tax liability that may arise as a result of this investment or the transactions contemplated by this Agreement.

(b)   Section 83(b) Election. Executive hereby acknowledges that he has been informed that if he makes a timely election (the "Election") pursuant to Section 83(b) of the Code to be taxed currently on any difference between the fair market value of the Covered Shares and any purchase price paid, this will result in a recognition of taxable income to Executive on the date the Covered Shares were granted. Absent such an Election, taxable income will be measured and recognized by Executive at the time or times on which the Covered Shares become vested. Executive is strongly encouraged to seek the advice of his own tax consultants in connection with the Covered Shares granted pursuant to this Agreement, and the advisability of filing the Election under Section 83(b) of the Code. A form of Election under Section 83(b) is attached hereto as Exhibit C. EXECUTIVE ACKNOWLEDGES THAT IT IS EXECUTIVE'S SOLE RESPONSIBILITY AND NOT THE COMPANY'S OR ANY AFFILIATE TO TIMELY FILE THE ELECTION UNDER SECTION 83(b) OF THE CODE, EVEN IF EXECUTIVE REQUESTS THE COMPANY, AFFILIATE OR THEIR REPRESENTATIVE TO MAKE THIS FILING ON EXECUTIVE'S BEHALF.

7.   Legality of Initial Issuance. No Covered Shares shall be issued unless and until the Company has determined that: (i) the Company and Executive have taken all actions required to register the Covered Shares under the Securities Act or to perfect an exemption from the registration requirements thereof, if applicable; (ii) all applicable listing requirements of any stock exchange or other securities market on which the Covered Shares are listed has been satisfied; and (iii) any other applicable provision of state or U.S. federal law or other applicable law has been satisfied.

8.   Restrictive Legends. Any share certificate evidencing the Covered Shares issued hereunder shall be endorsed with the following legends (in addition to any legend required under applicable U.S. federal, state securities laws and under any other applicable law):

(a)   On the face of the certificate:

"TRANSFER OF THIS STOCK IS RESTRICTED IN ACCORDANCE WITH THE CONDITIONS PRINTED ON THE REVERSE OF THIS CERTIFICATE"

(b)   On the reverse of the certificate:

"THE SHARES OF STOCK EVIDENCED BY THIS CERTIFICATE ARE SUBJECT TO AND TRANSFERABLE ONLY IN ACCORDANCE WITH THAT CERTAIN EXPRESSJET HOLDINGS, INC. STAND-ALONE RESTRICTED STOCK AWARD AGREEMENT, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL OFFICE OF THE COMPANY IN HOUSTON, TEXAS. NO TRANSFER OR

PLEDGE OF THE SHARES EVIDENCED HEREBY MAY BE MADE EXCEPT IN ACCORDANCE WITH AND SUBJECT TO THE PROVISIONS OF SAID AGREEMENT. BY ACCEPTANCE OF THIS CERTIFICATE, ANY HOLDER, TRANSFEREE OR PLEDGEE HEREOF AGREES TO BE BOUND BY ALL OF THE PROVISIONS OF SAID AGREEMENT."

9. <u>Restrictions on Transfer</u>.

(a) <u>Stop-Transfer Notices</u>. Executive agrees that, in order to ensure compliance with the restrictions referred to herein and applicable law, the Company may issue appropriate "stop transfer" instructions to its transfer agent, if any, and that, if the Company transfers its own securities, it may make appropriate notations to the same effect in its own records.

(b) <u>Rights of the Company</u>. The Company shall not (i) record on its books the transfer of any Covered Shares that have been sold or transferred in contravention of this Agreement or (ii) treat as the owner of Covered Shares, or otherwise to accord voting, dividend or liquidation rights to, any transferee to whom Covered Shares have been transferred in contravention of this Agreement. Any transfer of Covered Shares not made in conformance with this Agreement shall be null and void and shall not be recognized by the Company.

10. <u>Certain Definitions</u>.

(a) The term "**Affiliate**" shall mean (i) any corporation, partnership or other entity which owns, directly or indirectly, a majority of the voting equity securities of the Company, and (ii) any corporation, partnership or other entity of which a majority of the voting equity securities or equity interest is owned, directly or indirectly, by the Company.

(b) The term "**Change in Control**" shall mean (i) a merger of the Company with another entity, a consolidation involving the Company, or the sale of all or substantially all of the assets of the Company to another entity if, in any such case, the holders of equity securities of the Company (and their respective affiliates) immediately prior to such transaction or event do not beneficially own immediately after such transaction or event equity securities of the resulting entity entitled to greater than 50% of the votes then eligible to be cast in the election of directors generally (or comparable governing body) of the resulting entity, (ii) the dissolution or liquidation of the Company, (iii) when any person or entity, including a "group" as contemplated by Section 13(d)(3) of the Securities Exchange Act 1934, acquires or gains ownership or control (including, without limitation, power to vote) of more than 50% of the combined voting power of the Company's outstanding securities, or (iv) as a result of or in connection with a contested election of the Company's Board of Directors, the persons who were members of the Board of Directors immediately before such election shall cease to constitute a majority of such Board. For purposes of the preceding sentence, "resulting entity" in the context of a transaction or event that is a merger or consolidation shall mean the surviving entity unless the surviving entity is a subsidiary of another entity and the holders of common stock of the Company receive capital stock of such other entity in such transaction or event, in which event the resulting entity shall be such other entity.

        11.   General Provisions.

        (a)   Notice. Any notice required by the terms of this Agreement shall be given in writing and shall be deemed effective upon personal delivery or upon deposit with the applicable government-sponsored postal service, by registered or certified mail, with postage and fees prepaid. Notice shall be addressed to the Company at its principal executive office and to Executive at the address that he most recently provided to the Company.

        (b)   Successors and Assigns. Except as provided herein to the contrary, this Agreement shall be binding upon and inure to the benefit of the parties to this Agreement, their respective successors and permitted assigns.

        (c)   No Assignment. Except as otherwise provided in this Agreement, Executive shall not assign any of his or her rights under this Agreement without the prior written consent of the Company, which consent may be withheld in its sole discretion. The Company shall be permitted to assign its rights or obligations under this Agreement, but no such assignment shall release the Company of any obligations pursuant to this Agreement.

        (d)   Severability. The validity, legality or enforceability of the remainder of this Agreement shall not be affected even if one or more of the provisions of this Agreement shall be held to be invalid, illegal or unenforceable in any respect.

        (e)   Amendment. Any provision of this Agreement may be amended and the observance thereof may be waived (either generally or in a particular instance and either retroactively or prospectively) only by a written instrument signed by the parties hereto.

        (f)   Administration. Any determination by the Committee in connection with any question or issue arising under this Agreement shall be final, conclusive, and binding on Executive, the Company, and all other persons.

        (g)   Interpretation. Any dispute regarding the interpretation of this Agreement or the Covered Shares hereunder shall be submitted by Executive or by the Company forthwith to the Committee, which shall review such dispute at its next regular meeting. The resolution of such a dispute by the Committee shall be final and binding on all parties.

        (h)   Headings. The section headings in this Agreement are inserted only as a matter of convenience, and in no way define, limit or interpret the scope of this Agreement or of any particular section.

        (i)   Counterparts. This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Any counterpart or other signature delivered by facsimile shall be deemed for all purposes as being a good and valid execution and deliver of this Agreement by that party.

(j)   Entire Agreement; Governing Law. The provisions of Executive's Employment Agreement are incorporated herein by reference. The Employment Agreement and this Agreement constitute the entire agreement of the parties with respect to the subject matter hereof and supersede in their entirety all prior undertakings and agreements of the Company and Executive with respect to the subject matter hereof, and may not be modified adversely to Executive's interest except by means of a writing signed by the Company and Executive. This Agreement is governed by the laws of the State of Texas applicable to contracts executed in and to be performed in that country.

12.   Adjustments. In the event of any merger, reorganization, consolidation, recapitalization, dividend or distribution (whether in cash, shares or other property, other than a regular cash dividend), stock split, reverse stock split, spin-off or similar transaction or other change in corporate structure affecting the Company's common stock or the value thereof, appropriate adjustments and other substitutions shall be made to the Covered Shares taking into consideration the accounting and tax consequences, as the Committee may determine to be appropriate in its sole discretion; provided, however, that the number of Covered Shares shall always be a whole number.

13.   No Guarantee of Continuous Employment. EXECUTIVE ACKNOWLEDGES AND AGREES THAT THE VESTING OF COVERED SHARES PURSUANT TO THE VESTING SCHEDULE HEREOF IS EARNED ONLY BY CONTINUOUS EMPLOYMENT AS PRESIDENT AND CEO OF THE COMPANY OR AFFILIATE, AT THE WILL OF THE COMPANY (NOT THROUGH THE ACT OF BEING HIRED, BEING GRANTED THE RIGHT TO RECEIVE COVERED SHARES OR ACQUIRING COVERED SHARES HEREUNDER). EXECUTIVE FURTHER ACKNOWLEDGES AND AGREES THAT THIS AGREEMENT, THE RIGHT GRANTED HEREUNDER, THE TRANSACTIONS CONTEMPLATED HEREUNDER AND THE VESTING SCHEDULE SET FORTH IN THIS AGREEMENT DO NOT CONSTITUTE AN EXPRESS OR IMPLIED PROMISE OF CONTINUED ENGAGEMENT AS AN EMPLOYEE OR CONSULTANT FOR THE VESTING PERIOD, FOR ANY PERIOD, OR AT ALL, AND SHALL NOT INTERFERE IN ANY WAY WITH EXECUTIVE'S RIGHT OR THE COMPANY'S/AFFILIATE'S RIGHT TO TERMINATE EXECUTIVE'S RELATIONSHIP AS AN EMPLOYEE OR CONSULTANT AT ANY TIME, WITH OR WITHOUT CAUSE.

14.   Waiver. Failure to insist upon strict compliance with any of the terms, covenants, or conditions hereof will not be deemed a waiver of such term, covenant, or condition, nor will any waiver or relinquishment of, or failure to insist upon strict compliance with, any right or power hereunder at any one or more times be deemed a waiver or relinquishment of such right or power at any other time or times.

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Your signature below indicates your agreement, understanding, and acceptance that the Award is subject to all of the terms and conditions contained in this Agreement. **Please be sure to read all of the provisions of the Agreement which contains the specific terms and conditions of the Award, copies of which you hereby acknowledge having received.**

EXPRESSJET HOLDINGS, INC.   **EXECUTIVE**

By: _____

Its: _____   Thomas M. Hanley

Date: _____   Date: _____

EXHIBIT A

EXPRESSJET HOLDINGS, INC.
STAND-ALONE RESTRICTED STOCK AWARD AGREEMENT

Assignment Separate from Certificate

FOR VALUE RECEIVED and pursuant to that certain Stand-Alone Restricted Stock Award Agreement between the undersigned ("Executive") and ExpressJet Holdings, Inc. (the "Company") dated _____, ___ (the "Agreement"), Executive hereby sells, assigns and transfers unto the Company three hundred thousand (300,000) shares of common stock of the Company, standing in Executive's name on the books of the Company represented by Certificate No(s). _____, herewith, and does hereby irrevocably constitute and appoint _____ to transfer such common stock on the books of the Company with full power of substitution in the premises.

This Assignment may be used only as authorized by the Agreement.

Dated: _____,_____   Signature:_____

INSTRUCTIONS: Please do not fill in any blanks other than the signature line. The purpose of this assignment is to enable the Company to exercise the forfeiture provisions as set forth in the Agreement, without requiring additional signatures on the part of Executive.

EXPRESSJET HOLDINGS, INC.
STAND-ALONE RESTRICTED STOCK AWARD AGREEMENT

Joint Escrow Instructions

_____, ____

ExpressJet Holdings, Inc.
700 N. Sam Houston Parkway West, Suite 200
Houston, Texas 77067

Attn.: Corporate Secretary

Dear Sir:

As Escrow Agent for both ExpressJet Holdings, Inc. (the "Company"), and the undersigned Executive ("Executive") of the 300,000 shares of common stock (the "Covered Shares") of the Company, you are hereby authorized and directed to hold the documents delivered to you pursuant to the terms of that certain Stand-Alone Restricted Stock Award Agreement (the "Agreement") between the Company and the undersigned, in accordance with the following instructions:

1. Executive irrevocably authorizes the Company to deposit with you any certificates evidencing Covered Shares and any additions and substitutions to the common stock as defined in the Agreement. Executive does hereby irrevocably constitute and appoint you as Executive's attorney-in-fact and agent for the term of this escrow to execute with respect to these securities all documents necessary or appropriate to make such securities negotiable and to complete any transaction herein contemplated, including, but not limited to, the filing with any applicable state blue sky authority of any required applications for consent to, or notice of transfer of, the securities. Subject to the provisions of this Paragraph 1, Executive shall exercise all rights and privileges of a member of the Company while the Covered Shares are held by you.

2. Upon written request of Executive, but no more than once per calendar year, you will deliver to Executive a certificate or certificates representing so many shares of common stock as are not then subject to forfeiture.

3. If at the time of termination of this escrow you should have in your possession any documents, securities, or other property belonging to Executive, you shall deliver all of the same to Executive and shall be discharged of all further obligations hereunder.

4. Your duties hereunder may be altered, amended, modified or revoked only by a writing signed by all of the parties hereto.

5.   You shall be obligated only for the performance of such duties as are specifically set forth herein and may rely and shall be protected in relying or refraining from acting on any instrument reasonably believed by you to be genuine and to have been signed or presented by the proper party or parties. You shall not be personally liable for any act you may do or omit to do hereunder as Escrow Agent or as attorney-in-fact for Executive while acting in good faith, and any act done or omitted by you pursuant to the advice of your own attorneys shall be conclusive evidence of such good faith.

6.   You are hereby expressly authorized to disregard any and all warnings given by any of the parties hereto or by any other person or corporation, excepting only orders or process of courts of law and are hereby expressly authorized to comply with and obey orders, judgments or decrees of any court. In case you obey or comply with any such order, judgment or decree, you shall not be liable to any of the parties hereto or to any other person, firm or corporation by reason of such compliance, notwithstanding any such order, judgment or decree being subsequently reversed, modified, annulled, set aside, vacated or found to have been entered without jurisdiction.

7.   You shall not be liable in any respect on account of the identity, authorities or rights of the parties executing or delivering or purporting to execute or deliver the Agreement or any documents or papers deposited or called for hereunder.

8.   You shall not be liable for the outlawing of any rights under the Statute of Limitations with respect to these Joint Escrow Instructions or any documents deposited with you.

9.   You shall be entitled to employ such legal counsel and other experts as you may deem necessary properly to advise you in connection with your obligations hereunder, may rely upon the advice of such counsel, and may pay such counsel reasonable compensation therefor.

10.   Your responsibilities as Escrow Agent hereunder shall terminate if you shall cease to be an officer or agent of the Company or if you shall resign by written notice to each party. In the event of any such termination, the Company shall appoint a successor Escrow Agent.

11.   If you reasonably require other or further instruments in connection with these Joint Escrow Instructions or obligations in respect hereto, the necessary parties hereto shall join in furnishing such instruments.

12.   It is understood and agreed that should any dispute arise with respect to the delivery and/or ownership or right of possession of the securities held by you hereunder, you are authorized and directed to retain in your possession without liability to anyone all or any part of the securities until such disputes shall have been settled either by mutual written agreement of the parties concerned or by a final order, decree or judgment of a court of competent jurisdiction after the time for appeal has expired and no appeal has been perfected, but you shall be under no duty whatsoever to institute or defend any such proceedings.

13.   Any notice required or permitted hereunder shall be given in writing and shall be deemed effectively given upon personal delivery or upon deposit in a government-sponsored

postal service, by registered or certified mail with postage and fees prepaid, addressed to each of the other parties thereunto entitled at the following addresses or at such other addresses as a party may designate by ten days' advance written notice to each of the other parties hereto.

14. By signing these Joint Escrow Instructions, you become a party hereto only for the purpose of said Joint Escrow Instructions; you do not become a party to the Agreement.

15. This instrument shall be binding upon and inure to the benefit of the parties hereto, and their respective successors and permitted assigns.

15. These Joint Escrow Instructions shall be governed by the laws of the State of Texas applicable to contracts executed in and to be performed in that state.

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EXPRESSJET HOLDINGS, INC.   **EXECUTIVE**

By: _____   _____

                                                 Thomas M. Hanley

Its: _____

ESCROW AGENT

_____

Corporate Secretary

Date: _____

EXHIBIT C

ELECTION UNDER SECTION 83(b)
OF THE INTERNAL REVENUE CODE OF 1986

The undersigned taxpayer hereby elects, pursuant to Sections 55 and 83(b) of the Internal Revenue Code of 1986, as amended, to include in taxpayer's gross income or alternative minimum taxable income, as the case may be, for the current taxable year the amount of any compensation taxable to taxpayer in connection with taxpayer's receipt of the property described below

1.   The name, address, taxpayer identification number and taxable year of the undersigned are as follows:

      NAME:

      ADDRESS:

      IDENTIFICATION NO.:

      TAXABLE YEAR:

2.   The property with respect to which the election is made is described as follows: three hundred thousand (300,000) shares of common stock (the "Shares") of ExpressJet Holdings, Inc., a Delaware company (the "Company").

3.   The date on which the property was transferred is:_____ ,_____.

4.   The property is subject to the following restrictions:
The Shares may not be transferred and are subject to forfeiture under the terms of an agreement between the taxpayer and the Company. These restrictions lapse upon the satisfaction of certain conditions contained in the agreement.

5.   The fair market value at the time of transfer, determined without regard to any restriction other than a restriction which by its terms will never lapse, of such property is: $_____.

6.   The amount (if any) paid for such property is: $_____.

The undersigned has submitted a copy of this statement to the person for whom the services were performed in connection with the undersigned's receipt of the above-described property. The transferee of such property is the person performing the services in connection with the transfer of said property.

The undersigned understands that the foregoing election may not be revoked except with the consent of the Commissioner of the Internal Revenue Service.

Dated: _____, _____   _____

                                        Taxpayer